Malizia Spidi & Fisch, PC
                                ATTORNEYS AT LAW


1100 New York Avenue, N.W.                           1900 South Atherton Street
Suite 340 West                                       Suite 101
Washington, D.C.  20005                              State College, PA  16801
(202) 434-4660                                       (814) 272-3502
Facsimile: (202) 434-4661                            Facsimile:  (814) 272-3514



VIA EDGAR *
-----------

October 1, 2004


United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC  20549
Attention:  Abby Adams, Esquire

         Re:      RSV Bancorp, Inc.
                  Schedule TO-I
                  Filed September 14, 2004

Dear Ms. Adams:

         On behalf of RSV Bancorp, Inc. (the "Registrant"), we are writing in response to your letter of comment dated September 24, 2004 regarding the Registrant's Schedule TO-I filed on September 14, 2004 in connection with its tender offer for up to 202,000 shares of its common stock. The Registrant has filed an amendment to its Schedule TO-I today incorporating its responses to your comments. For ease of reference, we have reproduced your comments below followed by the Registrant's responses to each of your comments.

1. We note that RSV's common stock has traded at a premium to the base price offered in this modified Dutch auction tender offer since before the offer commenced. Revise the filing to highlight this fact to security holders, and to highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

         The Offer to Purchase has been revised to disclose that the stock has traded at prices in excess of the minimum of the range. Security holders who tender into the offer specify the minimum price at which they are willing to sell and are advised to seek current stock quotations. Shareholders are not at risk of getting less than they ask for per the terms of the offer unless no price is specified. We have revised the Offer to Purchase to highlight in those situations where it discusses the election to specify only the price determined by the offer as situations where the risk is relevant.

2. We note that the company is not offering to purchase shares held in the ESOP. Please tell us why this is so and advise us how the offer complies with Rule 13e-4(f)(8)(i) with respect to this limitation.

MALIZIA SPIDI & FISCH, PC

United States Securities and Exchange Comission
October 1, 2004
Page 2


         Pursuant to the terms of the ESOP, the decision as to whether to tender any shares held by the ESOP rests with the Trustees of the ESOP. This is in contrast to the Registrant's 401(k) plan in which the decision as to whether to tender must be passed through to the 401(k) plan participants. As of the date of the Offer to Purchase, the ESOP trustees had indicated that they did not intend to tender any shares. The ESOP trustees are not prohibited from tendering however should the trustees elect to do so before the expiration date. The last paragraph under the subsection entitled "Employee Benefit Plans" has been revised to delete references to the ESOP.

3. In the letter of transmittal you limit the odd lot provision to those holders who were "the beneficial owner as of the close of business on September 14, 2004, and continue to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares." It does not appear that this limitation applies with the requirements of Rule 13e-4(f)(3)(i). Please revise the offer to comply with this Rule or provide us with your analysis in this regard. Also, we note that the description of odd lot holders quoted here from Exhibit 99.6(a)(1)(ii) differs from the description included in Exhibit 99.6(a)(5)(iii).

         The letter of transmittal has been revised in accordance with the Staff's comment. The Registrant has also issued a press release on October 1, 2004 in which it clarifies that the odd-lot preference would be available to some one who became an odd-lot holder after the date of commencement of the offer and is such as of the expiration date. All of the other relevant documents incorporate the definition (either explicitly or by reference to the Offer to Purchase) included in the Offer to Purchase.

4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the bullet point related to the extension of credit by banks or other institutions to further specify the effect that would trigger this condition. As currently stated, any effect in any degree, either positive or negative, would trigger this condition. In addition, please revise the penultimate paragraph of this section to eliminate the reference to action or inaction by the company.

         The Offer to Purchase has been revised in accordance with the staff's comment.

5. Revise the last paragraph of this section to delete the disclaimer that this discussion is provided "for general information only."

         The last paragraph of Section 15 "Federal Income Tax Consequences" has been revised in accordance with the Staff's comment.

6. In Instruction 4 of the letter of transmittal you state that deposited securities not accepted for tender will be returned "as promptly as practicable." Rule 13e-4(f)(5) and Rule 14e-1(c) require you to pay for or return shares

MALIZIA SPIDI & FISCH, PC

United States Securities and Exchange Comission
October 1, 2004
Page 3

         deposited into the offer promptly after the expiration of the offer. Please revise the letter of transmittal accordingly.

         Instruction 4 of the letter of transmittal has been revised in accordance with the staff's comment.

                                    * * * * *

         Please contact Samuel J. Malizia, Esq. or the undersigned at (202) 434-4677 with any questions or comments on the foregoing.

                                       Sincerely,

                                       /s/ Joan S. Guilfoyle

                                       Joan S. Guilfoyle